

June 4, 2012

Via Email
Will Hogoboom
Chief Financial Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, Wisconsin 53051

> **Re:** **ZBB Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-179541**

Dear Hogoboom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page II-2

May 2012 Private Placement, page II-2

1. We note that you conducted concurrent public and private offerings and sales of Notes on May 1, 2012. Given the timing and type of securities involved these offerings appear to have been commenced publicly and should have been completed publicly. Please provide us with your detailed analysis of how these offerings were consistent with Section 5 of the Securities Act and, with respect to the private offering, Section 4(2) of the Securities Act. For guidance, please refer to our Securities Act Sections Compliance and Disclosure Interpretation 139.25, and Securities Act Rules Compliance and Disclosure Interpretation 212.06, available on our website at www.sec.gov.

2.   Please provide us with your calculations demonstrating that your May 1, 2012 offer was consistent with the limitations of General Instruction I.B.6 of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Mark R. Busch
        K&L Gates
        Via Email